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                          June 16, 2020

       Jennifer H. Allen
       Senior Vice President, General Counsel, and Secretary
       Triumph Group, Inc.
       899 Cassatt Road, Suite 210
       Berwyn, PA 19312

                                                        Re: Triumph Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 11, 2020
                                                            File No. 333-239098

       Dear Ms. Allen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Please contact Edward
M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Marie L. Gibson, Esq.